BD

04019422

SEC[illegible] OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
APR 27 2004
WASH, D.C.
187

REPORT FOR THE PERIOD BEGINNING 01/01/03 MM/DD/YY AND ENDING 12/31/03 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City (City) CA (State) 94063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey 650-839-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael McCloskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Financial Services, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

—

Signature

CFO (Parent Company)
Title

Kathleen M. Johnson
Notary Public

KATHLEEN M. JOHNSON
Commission # 1336030
Notary Public - California
San Mateo County
My Comm. Expires Dec 22, 2005

This report ** contains (check all applicable boxes).

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Reconciliation of original and revised focus report for December 31, 2003

Reconciliation of Changes in Focus Report Form X-17A-5 - December 31, 2003

Line #	Original Focus	Revised Focus	Change	Comments
Financial Statements				
Assets				
3-Receivables from non-customers				
Allowable	31,923	142,908	110,985	Accrual of 2003 Revenue received from Providers after we filed the original Focus that are less than 60 days outstanding.
Non-Allowable	0	30,898	30,898	Accrued Commissions that were more than 60 days outstanding.
Total	31,923	173,806	141,883	Accrual of 2003 Revenue received from Providers after we filed the original Focus.
12-Total Assets				
Allowable	383,451	494,436	110,985	
Non-Allowable	61,228	92,126	30,898	
Total	444,679	586,562	141,883	Due to change in Line 3
Liabilities				
17-Accounts Payable, Accrued Liabilities, Expenses and other	272,237	337,616	65,379	$16,465 Additional Producer Expense associated with additional Revenue $3,686 Accounts Payable invoices received after original Focus and dated 12/31/03 or prior $35,427 Additional Federal Income Taxes Payable based on revised Focus $3,714 Additional State Income Taxes Payable based on revised Focus $6,087 Changes in Corporate Allocations based on revised Focus
20-Total Liabilities	272,237	337,616	65,379	Due to change in line 17
Ownership Equity				
23-B-Common Stock	10,000	1	(9,999)	Review of Share Certificate indicated that the Par value was 1 cent and not $100. Balance charged to APIC
23-C-Additional Paid in Capital	147,605	171,844	24,239	$9,999 reclass from Line 23-B - Common Stock $14,239 reclass to Line 23-D (Retained Earnings at date of acquisition had been erroneously transferred to APIC at that date).
23-D-Retained Earnings	14,837	77,101	62,264	($14,239) reclass from Line 23-C $76,504 additional net income added to the Income Statement - See Line 71
23-E-Total	172,442	248,946	76,504	Due to changes in 23 B through E
24-Total Ownership Equity	172,442	248,946	76,504	Due to changes in 23 B through E
25-Total Liabilities and Ownership Equity	444,679	586,562	141,883	Due to changes in 20 and 24

ABD Financial Services, Inc. (SEC File number 8-49638)
Reconciliation of Changes in Focus Report Form X-17A-5 - December 31, 2003

Line #	Original Focus	Revised Focus	Change	Comments
Revenue				
5-Revenue from Sale of Investment Company Shares	377,656	538,289	160,633	Revenue on checks received from Providers after we filed the original Focus and reclass from Line 8
8-Other Revenue	32,368	13,618	(18,750)	Reclass to Line 5
9-Total Revenue	410.024	551,907	141.883	Revenue on checks received from Providers after we filed the original Focus.
Expenses				
11-Other Employee Compensation and Benefits	226.444	242,909	16.465	Additional Producer Expense associated with additional Revenue Accrual
15-Other Expenses	182,759	196.246	13,487	$3,686 Accounts Payable invoices received after original Focus and dated 12/31/03 or prior $3.714 Additional State Income Taxes Payable based on revised Focus $6,087 Changes in Corporate Allocations based on revised Focus
16-Total Expenses	418.679	448,631	29,952	Due to changes in 11 and 15
Net Income				
17-Net Income(loss) before Federal Income Taxes and items below (Item 9 less item 16)	(8,655)	103.276	111.931	Due to changes in 9 and 16
18-Provision for Federal Income Taxes	18.682	54,109	35,427	Additional Federal Income Taxes Payable based on revised Focus
22-Net Income (loss) after Federal Income Taxes and extraordinary items	(27.337)	49,167	76.504	Due to changes in 17 and 18
Monthly Income				
22-Income (current month only) before provision for Federal Income Taxes and extraordinary items	(92.618)	19,313	111,931	Due to changes in 9 and 16

ABD Financial Services, Inc. (SEC File number 8-49638)
Reconciliation of Changes in Focus Report Form X-17A-5 - December 31, 2003

Line #	Original Focus	Revised Focus	Change	Comments
Computation of Net Capital				
1-Total Ownership Equity from Statement of Financial Condition	172,442	248,946	76,504	Due to change in line 22
3-Total Ownership Equity qualified for Net Capital	172,442	248,946	76,504	Due to change in line 22
5-Total Capital and allowable Subordinated Liabilities	172,442	248,946	76,504	Due to change in line 22
6-A-Total Non-Allowable Assets	61,228	92,126	30,898	Accrual for commissions that were 60 days outstanding (see Line 3)
6-D-Other deductions and/or charges	(61,228)	(92,126)	(30,898)	Due to change in line 6-A
8-Net Capital before haircuts on Securities positions	111,214	156,820	45,606	Due to change in line 5 and 6-D
10-Net Capital	111,214	156,820	45,606	Due to change in line 5 and 6-D
Computation of Basic Net Capital Requirements				
11-Minimum Net Capital required	18,149	22,507	4,358	6 2/3 % of change in line 19 below
13-Net Capital requirement	18,149	22,507	4,358	due to change in line 11
14-Excess Net Capital	93,065	134,313	41,248	Due to change in line 10-Net Capital and line 11-Minimum Net Capital
15-Excess Net Capital @ 1000%	83,990	123,058	39,068	Due to change in line 19 below and line 10 (line 10 change less 10% of line 19 change)
Computation of Aggregate Indebtedness				
16- Total A. I. Liabilities form Statement of Financial Condition	272,237	337,616	65,379	Due to change in Total Liabilities-line 20 of Financial Statements
19- Total Aggregate Indebtedness	272,237	337,616	65,379	Due to change in line 16
20-Percentage of Aggregate Indebtedness to Net Capital	245	215	(30)	Due to change in line 19